                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. )1

                             IMPERIAL SUGAR COMPANY
--------------------------------------------------------------------------------
                                (Name of issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   453096 20 8
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 8, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  The  Schedules  filed in paper format shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  See Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-----------------------                                  -----------------------
CUSIP No. 453096 20 8                     13D                Page 2 of 15 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     William S. Fagan
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   435,911 shares (1)
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                171,340 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                435,911 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                171,340 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     607,251 shares (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

(1)   Includes  17,511  shares of Common  stock  issuable  upon the  exercise of warrants to purchase Common Stock held by Mr. Fagan.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 453096 20 8                     13D                Page 3 of 15 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Fagan Capital, Inc.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                171,340 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                171,340 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     171,340 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 453096 20 8                     13D                Page 4 of 15 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Laura A. Fagan
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   437,916 shares (1)
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                437,916 shares (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     437,916 shares (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

(1)   Includes  29,411  shares of Common  stock  issuable  upon the  exercise of warrants to purchase Common Stock held by Laura A. Fagan.

-----------------------                                  -----------------------
CUSIP No. 453096 20 8                     13D                Page 5 of 15 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Andreas Lawson
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   6,000 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                6,000 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     6,000 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than one percent
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

-----------------------                                  -----------------------
CUSIP No. 453096 20 8                     13D                Page 6 of 15 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      James Dvorak
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO (gift)
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   20,650 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                20,650 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     20,650 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than one percent
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

-----------------------                                  -----------------------
CUSIP No. 453096 20 8                     13D                Page 7 of 15 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Luke Dvorak (UGMA)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   400 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                400 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     400 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than one percent
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

-----------------------                                  -----------------------
CUSIP No. 453096 20 8                     13D                Page 8 of 15 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Lucrum Partners
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   9,000 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                9,000 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     9,000 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than one percent
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

-----------------------                                  -----------------------
CUSIP No. 453096 20 8                     13D                Page 9 of 15 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Carol Armstrong
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   3,000 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,000 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,000 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than one percent
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

-----------------------                                  -----------------------
CUSIP No. 453096 20 8                     13D               Page 10 of 15 Pages
-----------------------                                  -----------------------

            The  following  constitutes  the initial  Schedule  13D filed by the undersigned (the "Schedule 13D").

            Item 1.     Security and Issuer.
                        --------------------

            This  Schedule  13D  relates to the shares of common  stock,  no par value (the "Common Stock") of Imperial Sugar Company (the "Issuer"). The address of the principal  executive  offices of the Issuer is One Imperial Square,  P.O.
Box 9, Sugar Land, Texas 77487.

            Item 2.     Identify and Background.
                        ------------------------

            (a) (b) (c) and (f) This Schedule 13D is jointly filed by William S.
Fagan, Fagan Capital,  Inc. ("Fagan Capital"),  Laura A. Fagan,  Andreas Lawson,
James  Dvorak,  Luke  Dvorak  (UGMA),  Carol  Armstrong,   and  Lucrum  Partners
(collectively, the "Reporting Persons").

            Fagan Capital is a Texas  corporation  whose  principal  business is private  investment  consulting.  Fagan  Capital's  business  address is 5201 N.
O'Connor Blvd., Suite 440,Irving, Texas 75039.

            William S. Fagan is an individual  whose business address is 5201 N.
O'Connor  Blvd.,  Suite  440,Irving,  Texas 75039.  His principal  occupation is
President of Fagan Capital. Mr. Fagan is a United States citizen.

            Laura A. Fagan is an individual whose principal  address is c/o 5201
N. O'Connor Blvd., Suite 440,Irving, Texas 75039. Her principal occupation is as a home  maker.  Mrs.  Fagan is the  spouse of  William  S. Fagan and is a United
States citizen.

            Andreas Lawson is an individual  whose  business  address is 5201 N.
O'Connor Blvd.,  Suite 440,Irving,  Texas 75039. His principal  occupation is as an employee of Fagan Capital. Mr. Lawson is a United States citizen.

            James  Dvorak is an  individual  whose  business  address is 5201 N.
O'Connor Blvd.,  Suite 440,Irving,  Texas 75039. His principal  occupation is as an employee of Fagan Capital. Mr. Dvorak is a United States citizen.

            Luke Dvorak is an individual whose principal  address is c/o 5201 N.
O'Connor Blvd.,  Suite 440,Irving,  Texas 75039. Luke Dvorak is a minor child of
James Dvorak and is a United States citizen.

            Lucrum Partners is a limited partnership under the laws of the state of Delaware.  Its principal business is investing and with a business address of
c/o 5201 N. O'Connor Blvd.,  Suite 440,Irving,  Texas 75039. Its General Partner
is Lucrum Capital Management LLC, whose President is James Dvorak.

            Carol Armstrong is an individual  whose business  address is 5201 N.
O'Connor Blvd.,  Suite 440,Irving,  Texas 75039. Her principal  occupation is as an employee of Fagan Capital. Ms. Armstrong is a United States citizen.

            Because of each Reporting  Person's  relationship with Fagan Capital or any of its  affiliates,  the  Reporting  Persons  may be deemed a "group" for purposes of Section  13(d) of the  Securities  Exchange Act of 1934, as amended.
Each of the Reporting Persons,  however,  disclaims  beneficial ownership of the shares held by the other Reporting  Persons,  except to the extent of his or her pecuniary interest therein.

            (d) and (e)  During  the  last  five  years,  none of the  Reporting
Persons  has  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar  misdemeanors).  In addition,  during the last five years, none of the  Reporting  Persons  has been a party to a civil  proceeding  of any judicial or administrative  body of competent  jurisdiction as a result of which it or he was or is subject  to a  judgment,  decree,  or final  order  enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

-----------------------                                  -----------------------
CUSIP No. 453096 20 8                     13D               Page 11 of 15 Pages
-----------------------                                  -----------------------

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

            The table  below shows the amounts and sources of funds used by each of the Reporting Persons to acquire the shares beneficially held by them.

  Reporting Person             Amount of Funds               Source
  ----------------             ---------------               ------

William S. Fagan                 $2,514,893              Personal Funds
Fagan Capital                      $208,304              Affiliate
Laura A. Fagan                   $2,503,824              Personal Funds
Andreas Lawson                      $34,186              Personal Funds
James Dvorak                        $85,635              Personal Funds
Luke Dvorak (UGMA)                   $3,283              Others (gift)
Lucrum Partners                     $11,876              Working Capital
Carol Armstrong                     $20,956              Personal Funds

Item 4. Purpose of the Transaction.
        ---------------------------

            On August 29, 2001,  the Second  Amended and Restated  Joint Plan of
Reorganization  of the  Issuer  (the  "Plan")  became  effective  and the Issuer emerged from bankruptcy. In conjunction with its emergence from bankruptcy,  the
Issuer  initially  entered into a $256.1 million senior secured credit  facility and a $110 million accounts receivable  securitization  facility (together,  the
"Loans").  The Issuer's  management is currently believed to be negotiating with its lenders to extend the Loans.

            The  Reporting  Persons  believe that the  Issuer's  Common Stock is undervalued. The Reporting Persons believe that the Issuer is actively exploring its operational and financial  restructuring options,  including refinancing the
Loans.  In connection  therewith,  William S. Fagan,  on behalf of the Reporting
Persons,  has recently  discussed  these  matters with Issuer's  management  and expressed certain concerns relating to refinancing the Loans. Mr. Fagan has also communicated a request for the Issuer to consider an increase in the size of the
Issuer's  board of  directors  (the  "Board")  and a seat on the  Board so as to represent  the views  and ideas of the  Reporting  Persons  and other  similarly concerned  stockholders  of the Issuer.  The  Reporting  Persons  are  presently negotiating a confidentiality agreement with the Issuer, pursuant to which it is envisioned  that they will be granted  access to information to help them better understand Issuer's  operational and financial  restructuring  options and to be able to express their opinion  thereon to the Issuer's  management and Board. If the Reporting Persons are unable to reach an agreement with the Issuer regarding such confidentiality agreement and related matters, and/or proper representation on the Board,  the  Reporting  Persons  reserve the right to take all  available corporate  actions,  including but not limited to, soliciting proxies from other stockholders to elect Mr. Fagan as a director to the Board.

            The Reporting Persons intends to review its investment in the Issuer on a continuing  basis and engage in discussions  with  management and the Board concerning the business, operations and future plans of the Issuer.

            None of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule  13D except as set forth herein or such as would occur upon  completion  of any of the actions  discussed  above.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment strategy, the price levels of the shares of Common Stock,  conditions in the  securities  market and general  economic  and industry  conditions,  the
Reporting  Persons may in the future  take such  actions  with  respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing  additional  shares of Common  Stock or selling  some or all of their shares of Common Stock or to change their  intention with respect to any and all matters referred to in Item 4.

-----------------------                                  -----------------------
CUSIP No. 453096 20 8                     13D               Page 12 of 15 Pages
-----------------------                                  -----------------------

Item 5.   Interests in Securities in the Issuer.
          --------------------------------------

            (a) As of the date of this Schedule 13D, William S. Fagan,  Laura A.
Fagan and Fagan  Capital  may be deemed to be the  beneficial  owner of 607,251,
437,916 and 171,340  shares of Common Stock,  respectively,  constituting  6.1%,
4.4%  and  1.7%,  respectively,   of  the  10,000,000  shares  of  Common  Stock
outstanding  as of August 12, 2002, as reported in the Company's  report for the quarter ended June 30, 2002 on Form 10-Q (the "Outstanding Shares").

            As of the date of this Schedule 13D,  Andreas Lawson,  James Dvorak,
Luke Drovak,  Lucrum  Partners and Carol  Armstrong may each be deemed to be the beneficial owner of 6,000, 20,650, 400, 9,000, and 3,000 shares of Common Stock, respectively, each constituting less than one percent of the Outstanding Shares.

            Each of the Reporting Persons disclaims  beneficial ownership of the shares held by the other Reporting  Persons,  except to the extent of his or her pecuniary interest therein.

            (b)  William  S.  Fagan has the sole  power to vote and  dispose  of
435,911 shares of Common Stock,  or 4.4% of the  Outstanding  Shares.  Mr. Fagan
also shares the power to vote and dispose over 171,340  shares of Common  Stock,
1.7% of the Outstanding Shares (excluding the shares held by Laura A. Fagan, the spouse of Mr. Fagan).

            Laura A.  Fagan  has the sole  power  to vote  and to  dispose  over
437,916 shares of Common Stock, 4.4% of the Outstanding Shares. Does not include securities held by William S. Fagan, the husband of Ms. Fagan.

            Fagan  Capital  shares the power to vote and  dispose  over  171,340 shares of Common Stock, 1.7% of the Outstanding  Shares.  Andreas Lawson,  James
Dvorak, Luke Dvorak, Lucrum Partners and Carol Armstrong each has the sole power to vote and to dispose  over 6,000,  20,650,  400,  9,000,  and 3,000  shares of
Common  Stock,  respectively,  each less  than one  percent  of the  Outstanding
Shares. By virtue of being the father of Luke Dvorak, a minor, and the president of the general  partner of Lucrum  Partners,  James Dvorak may be deemed to have the sole power vote and dispose of an  additional  9,400 shares of Common Stock, less than one percent of the Outstanding Shares.

            (c) Schedule A hereto lists the transactions effected by each of the
Reporting  Persons during the 60 days prior to the date of this filing.  All the transactions were effected through open market purchases.

            (d) None

            (e) Not Applicable.

Item 6. Contracts,  Arrangements,  Understandings  or  Relationships
        with Respect to Securities of the Issuer.
        ------------------------------------------------------------

            (1) Fagan  Capital  entered  into a  management  agreement  with the record holder of 171,340 shares of Common Stock reported herein.  The management agreement provides that Fagan Capital has the right to make investment decisions with respect to such shares, including, but not limited to, their disposition.

Item 7.   Material to Be Filed as Exhibits.
          ---------------------------------

            Exhibit No. 1 - Agreement to File Joint Schedule 13D.

             [The remainder of this page was purposely left blank.]

-----------------------                                  -----------------------
CUSIP No. 453096 20 8                     13D               Page 13 of 15 Pages
-----------------------                                  -----------------------

                      [SIGNATURE PAGE TO THE SCHEDULE 13D]

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2002

                                          Fagan Capital, Inc.

                                          By: /s/ William S. Fagan
                                              --------------------------------
                                              Name: William S. Fagan
                                              Title: President

                                          /s/ William S. Fagan
                                          ------------------------------------
                                          William S. Fagan

                                          /s/ Laura A. Fagan
                                          ------------------------------------
                                          Laura A. Fagan

                                          /s/ Andreas Lawson
                                          ------------------------------------
                                          Andreas Lawson

                                         /s/ James Dvorak
                                         -------------------------------------
                                         James Dvorak

                                         /s/ Luke Dvorak
                                         ------------------------------------
                                         Luke Dvorak

                                         Lucrum Partners

                                         By: Lucrum Capital Management LLC,
                                             its General Partner

                                         By:  /s/ James Dvorak
                                              -------------------------------
                                              Name: James Drovak
                                              Title: President

                                         /s/ Carol Armstrong
                                         ------------------------------------
                                         Carol Armstrong

-----------------------                                  -----------------------
CUSIP No. 453096 20 8                     13D               Page 14 of 15 Pages
-----------------------                                  -----------------------

                                   SCHEDULE A

         TRANSACTIONS IN THE SHARES OF COMMON STOCK IN THE LAST 60 DAYS

 Shares of Common
      Stock                                                                     Date of
  Purchased/(Sold)             Reporting Person     Price Per Share ($)      Purchase/(Sale)
  ----------------             ----------------     -------------------      ---------------

     25,000                    William S. Fagan            1.25              October 10, 2002
     75,000                    Fagan Capital, Inc.         1.25              October 10, 2002
        600                    Andreas Lawson              1.40              October 17, 2002
      5,000                    Lucrum Partners             1.45              November 4, 2002
     48,500                    William S. Fagan            1.10              November 6, 2002
     48,500                    Laura A. Fagan              1.10              November 6, 2002
     96,340                    Fagan Capital, Inc.         1.10              November 6, 2002
        500                    Andreas Lawson              1.10              November 6, 2002
      4,000                    Lucrum Partners             1.11              November 7, 2002

-----------------------                                  -----------------------
CUSIP No. 453096 20 8                     13D               Page 15 of 15 Pages
-----------------------                                  -----------------------

                                   EXHIBIT 1.1

                      AGREEMENT TO FILE JOINT SCHEDULE 13D

            Pursuant to Regulation Section 240.13d-1(k)(1) promulgated under the
Securities  Exchange  Act of 1934,  the  undersigned  hereby agree that only one statement  containing  the  information  required on this  Schedule 13D, and all amendments thereto,  need be filed with respect to beneficial  ownership by each of the undersigned of the shares of common stock of Imperial Sugar Company,  and that such statement shall be filed on behalf of each of them.

            This Agreement may be executed in any number of  counterparts,  each of which shall be deemed an original.

Dated: November 18, 2002                  Fagan Capital, Inc.

                                          By:  /s/ William S. Fagan
                                               -------------------------------
                                               Name: William S. Fagan
                                               Title: President

Dated: November 18, 2002                  /s/ William S. Fagan
                                          ------------------------------------
                                          William S. Fagan

Dated: November 18, 2002                  /s/ Laura A. Fagan
                                          ------------------------------------
                                          Laura A. Fagan

Dated: November 18, 2002                  /s/ Andreas Lawson
                                          ------------------------------------
                                          Andreas Lawson

Dated: November 18, 2002                  /s/ James Dvorak
                                          ------------------------------------
                                          James Dvorak

Dated: November 18, 2002                  /s/ Luke Dvorak
                                          ------------------------------------
                                          Luke Dvorak

Dated: November 18, 2002                  Lucrum Partners

                                          By: Lucrum Capital Management LLC,
                                              its General Partner

                                          By:   /s/ James Dvorak
                                                ------------------------------
                                                Name: James Dvorak
                                                Title: President

Dated: November 18, 2002                  /s/ Carol Armstrong
                                          -----------------------------------
                                          Carol Armstrong